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(SANDLER O'NEILL & PARTNERS, L.P. LOGO)

                                                        INVESTMENT BANKING GROUP
                                   919 Third Avenue, 6th Fl., New York, NY 10022
                                                  Tel: 212.466.7700/800.635.6855
                                                               Fax: 212.466.7711


                                                                   June 17, 2005

VIA FACSIMILE AND EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
ATTN: Mr. David Lyon  Mail Stop 0408


     RE:  WESTERN ALLIANCE BANCORPORATION
          REGISTRATION STATEMENT ON FORM S-1
          FILE NO. 333-124406


Ladies and Gentlemen:

     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Western Alliance Bancorporation (the "Company") in requesting that the Company's above-referenced registration statement on Form S-1 filed on April 28, 2005, as amended by Amendment No. 1 filed June 7, 2005, by Amendment No. 2 filed June 17, 2005 and by Amendment No. 3 filed June 27, 2005, be made effective on Wednesday, June 29, 2005 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.



                                          Very truly yours,


                                          SANDLER O'NEILL & PARTNERS, L.P.



                                          By: SANDLER O'NEILL & PARTNERS, CORP.,
                                              the sole general partner


                                          By: /s/ Michael Lacovara
                                              ----------------------------------
                                              Name: Michael Lacovara
                                              Title: Vice President


  Sandler O'Neill & Partners, L.P., is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners Corp., a New York Corporation.